UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On May 6, 2009, Husky Energy Inc. issued a press release announcing that the Company has issued U.S.$1.5 billion in senior unsecured notes.   The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: May 8, 2009

APPENDIX A

May 6, 2009

Husky Energy Announces a Successful Senior Notes Offering

Calgary, Alberta – (May 6, 2009) Husky Energy Inc. announced today that the Company has agreed to issue U.S.$1.5 billion in senior unsecured notes. The senior notes will be issued in two tranches: U.S.$750 million at 5.90 percent maturing on June 15, 2014 and U.S.$750 million at 7.25 percent maturing on December 15, 2019. The transaction is expected to close on May 11, 2009, subject to customary closing conditions.

The offering is under a U.S.$3 billion shelf prospectus which was filed by Husky Energy Inc. in February 2009 with the Alberta Securities Commission in Canada and a registration statement filed with the Securities and Exchange Commission in the United States under the Multi Jurisdictional Disclosure System. The net proceeds from the issuance of the notes will be used to repay short-term debt and for general corporate purposes. The joint bookrunners for the offering were HSBC, Citi and RBC Capital Markets.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Husky Energy is one of Canada’s largest integrated energy and energy related companies operating upstream, midstream and downstream segments. Husky is headquartered in Calgary, Alberta and is publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com.

Please contact:

Investor Inquiries Sharon Murphy General Manager, Corporate Communications & Investor Relations Husky Energy Inc. 403-298-6096	Media Inquiries Graham White Corporate Communications Husky Energy Inc. 403-298-7088

Patrick Aherne Manager, Investor Relations Husky Energy Inc. 403-298-6817